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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Macquarie Infrastructure Company LLC
(Name of Issuer)
Limited Liability Company Interests
(Title of Class of Securities)
55608B105
(CUSIP Number)
Heidi Mortensen
Macquarie Infrastructure Management (USA) Inc.
125 West 55th Street
New York, NY 10019
Telephone: (212) 231-1000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
Copy to:

Antonia E. Stolper
Shearman & Sterling LLP
599 Lexington Avenue
New York, New York 10022
Telephone: (212) 848-4000
June 25, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	55608B105

1	NAMES OF REPORTING PERSONS: Macquarie Infrastructure Management (USA) Inc.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		1,979,648

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		1,979,648

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,979,648

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	4.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

2

TABLE OF CONTENTS

		Page

Item 1.	Security and Issuer	1

Item 2.	Identity and Background	1

Item 3.	Source and Amount of Funds or Other Consideration	2

Item 4.	Purpose of Transaction	2

Item 5.	Interest in Securities of the Issuer	4

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer	4

Item 7.	Material to Be Filed as Exhibits	5

Signatures

SCHEDULE I
EXHIBIT B
EXHIBIT C
EXHIBIT D

iii

Item 1. Security and Issuer.
The class of equity securities to which this Statement on Schedule 13D relates is the limited liability company interests (the “LLC Interests”) of Macquarie Infrastructure Company LLC, a Delaware limited liability company (the “Issuer”), with its principal executive offices located at 125 West 55th Street, New York, New York, 10019.
Item 2. Identity and Background.
This statement on Schedule 13D is being filed by Macquarie Infrastructure Management (USA) Inc., a corporation organized under the laws of Delaware (“MIMUSA”). MIMUSA has its principal offices at 125 West 55th Street, New York, New York, 10019.
MIMUSA is an indirect wholly owned subsidiary of Macquarie Bank Limited, a company formed under the laws of Australia (“MBL”). MIMUSA is 100% directly owned by Macquarie Holdings (U.S.A.) Inc. (“MHUSA”), a Delaware corporation. MHUSA is a direct wholly owned subsidiary of Macquarie Equities (US) Holdings Pty Limited, a company formed under the laws of Australia (“MEQH”). MEQH is a direct wholly owned subsidiary of Macquarie Group (US) Holdings No1 Pty Ltd, a company formed under the laws of Australia (“MGUSH1”). MGUSH1 is a direct wholly owned subsidiary of Macquarie Group International Holdings Pty Ltd (“MGIHL”). MGIHL is a direct wholly owned subsidiary of MBL, the ultimate controlling entity of MIMUSA. MBL intends to file a separate Schedule 13D.
MBL, MEQH, MGUSH1, and MGIHL have their principal offices at No. 1 Martin Place, Sydney, New South Wales 2000, Australia. MHUSA has its principal offices at 125 West 55th Street, New York, New York, 10019, United States.
The directors and executive officers of MIMUSA are set forth on Schedule I attached hereto. Schedule I sets forth the following information with respect to each such person:
     (i) name;
     (ii) business address (or residence address where indicated);
     (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and
     (iv) citizenship.
During the last five years, none of MIMUSA, MBL, MEQH, MGUSH1, MGIHL or MHUSA, nor any person named in Schedule I, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
On June 25, 2007, all of the outstanding shares of trust stock (“Shares of Trust Stock”), representing beneficial interests in Macquarie Infrastructure Company Trust (the “Trust”), were automatically exchanged for an equal number of LLC Interests in the Issuer pursuant to the terms of the trust agreement for the Trust (the “Exchange”) and the Trust was dissolved. Prior to the Exchange and dissolution of the Trust, all interests in the Issuer were held by the Trust. No funds or other consideration were used in connection with the acquisition of the LLC Interests in the Exchange.
All acquisitions and dispositions of Shares of Trust Stock by MIMUSA and MBL prior to the Exchange have been previously reported on a Schedule 13D and various amendments thereto filed in connection with the Shares of Trust Stock (collectively, the “Trust Stock 13D”).
Item 4. Purpose of Transaction.
MIMUSA and MBL acquired LLC Interests automatically in the Exchange. Subsequent to the Exchange, the Issuer and MIMUSA entered into a Purchase Agreement, dated June 28, 2007 (the “Purchase Agreement”), with Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC, Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Macquarie Securities (USA) Inc., as representatives of the underwriters named in the Purchase Agreement (the “Underwriters”), whereby MIMUSA agreed to sell and the Underwriters agreed to purchase, subject to and upon terms and conditions set forth therein, 599,000 LLC Interests of the Issuer under the Issuer’s existing shelf registration statement (Registration No. 333-138010-01) at a public offering price per share of $40.99 less an underwriting discount per share of $1.7421. MBL had entered into a total return swap with respect to these 599,000 LLC Interests. The counterparty to the swap was Macquarie International Infrastructure Fund Limited, or MIIF, a fund which is managed by a subsidiary of MBL. MBL had caused MIMUSA to pledge the 599,000 LLC interests to MIIF to secure MBL’s obligations under the total return swap. MIMUSA retained the voting rights on all the pledged interests. The sale of LLC Interests under the Purchase Agreement (the “Secondary Offering”), which closed on July 5, 2007, settled MBL’s obligations under the total return swap and, as a result, the total return swap has been terminated and the pledge over these LLC Interests has been released.
Furthermore, as a result of the Secondary Offering, on July 5, 2007, MIMUSA and MBL ceased to beneficially own more than 5% of the outstanding LLC Interests of the Issuer, although MIMUSA expects that, following MIMUSA’s reinvestment of management fees related to the quarter ended June 30, 2007, as discussed below, they will each beneficially own more than 5% of the then outstanding LLC Interests.
In addition, MBL owns 19,124 LLC Interests to hedge its obligations under its Directors’ Profit Share Plan which MIMUSA, as a subsidiary of MBL, may be deemed to beneficially own. MIMUSA disclaims such beneficial ownership and the information in this Schedule 13D shall not be construed as an admission that MIMUSA is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any of the LLC Interests owned by MBL.
The purpose of any transactions in Shares of Trust Stock by MIMUSA and MBL prior to the Exchange have been previously reported on the Trust Stock 13D.
MIMUSA is party to a (i) an Amended and Restated Management Services Agreement dated June 22, 2007 (the “Management Services Agreement”) among MIMUSA, the Issuer, Macquarie Infrastructure Company Inc., a Delaware corporation, and certain directly wholly owned subsidiaries of the Issuer (each a “Managed Subsidiary” and, together, the “Managed Subsidiaries”), and (ii) a Registration Rights Agreement dated December 21, 2004 (the “Registration Rights Agreement”) among MIMUSA, the Trust and the Issuer.
Pursuant to the Management Services Agreement, the Issuer and each Managed Subsidiary has agreed to appoint MIMUSA to manage their business and affairs under the supervision and control of the respective board of directors of the Issuer and each Managed Subsidiary and to perform the services described therein in accordance with the terms of the Management Services Agreement.
Pursuant to the terms of the Management Services Agreement, MIMUSA may be entitled to receive additional LLC Interests of the Issuer. MIMUSA has the right but not the obligation to invest all or any portion of the management fees it receives from the Issuer and the Managed Subsidiaries, from time to time, in LLC Interests in accordance with the terms therein. For the quarters ended March 31, 2007 and June 30, 2007, MIMUSA has elected to reinvest $957,148 and $43,005,302 of management fees, respectively, in LLC Interests of the Issuer. The number of shares issuable upon such reinvestment has not been determined at this time.
Pursuant to the terms of the Management Services Agreement, for so long as MIMUSA or any affiliate of MIMUSA holds no less that 200,000 LLC Interests (as adjusted to reflect stock splits or similar recapitalizations), MIMUSA has the right to appoint one director to the Issuer’s board of directors and an alternate for such appointee, and such director, or alternate, if applicable, will serve as the chairman of the board of directors. MIMUSA also has the obligation under the Management Services Agreement to second to the Issuer the Issuer’s chief executive officer and chief financial officer on a wholly dedicated basis and may second one or more individuals to serve as officers or otherwise of the Issuer, as agreed between MIMUSA and the Issuer.
Pursuant to the Registration Rights Agreement, among other things, the Issuer has agreed to file, and has filed, a shelf registration statement under the Securities Act of 1933, as amended, relating to the resale of all LLC Interests owned by MIMUSA or acquired in the future. Under the Purchase Agreement, MIMUSA has agreed not to sell, transfer or otherwise dispose of any LLC interests of the Company, without the prior written consent of the Representatives, for a period of 90 days beginning June 28, 2007, except that MIMUSA is permitted to transfer to its affiliates LLC Interests acquired by it upon reinvestment of management fees. In addition, under the Management Services Agreement, MIMUSA may not dispose of 700,000 of its LLC Interests until December 21, 2007.

Except as set forth above, MIMUSA has not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, (e) any material change in the Issuer’s capitalization or dividend policy, (f) any other material change in the Issuer’s business or corporate structure, (g) any change in the Issuer’s organizational documents or other or instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (h) causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration or (j) any action similar to any of those enumerated above.
The Purchase Agreement, the Management Services Agreement and the Registration Rights Agreement are annexed hereto as Exhibits B, C and D.
Item 5. Interest in Securities of the Issuer.
(a)—(b) Please refer to numbers 7-11 of the schedule preceding the table of contents of this Schedule 13D for MIMUSA. The information regarding the beneficial ownership of MIMUSA gives effect to both the Exchange and the Secondary Offering but does not reflect LLC Interests which are expected to be issued within 60 days to MIMUSA in connection with its reinvestment of management fees related to the quarter ended March 31, 2007, as the exact number of LLC Interests to be issued has not yet been determined by the Issuer. It also does not reflect the LLC Interests owned by MBL to which MIMUSA disclaims beneficial ownership, as discussed above.
(c) Except as disclosed above, MIMUSA has not effected any transaction in the LLC Interests during the past 60 days.
(d) Not applicable.
(e) As a result of the Secondary Offering, on July 5, 2007, MIMUSA ceased to beneficially own more than 5% of the outstanding LLC Interests of the Issuer.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Other than the Purchase Agreement, the Management Services Agreement and the Registration Rights Agreement mentioned above, to the best knowledge of MIMUSA, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any persons with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the LLC Interests, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving of withholding of proxies.

Item 7. Material to Be Filed as Exhibits.
Exhibit B — Purchase Agreement
Exhibit C — Management Services Agreement
Exhibit D — Registration Rights Agreement

Signatures
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

July 5, 2007	MACQUARIE INFRASTRUCTURE MANAGEMENT (USA) INC.
	By:	/s/ Alan Stephen Peet
		Name:	Alan Stephen Peet
		Title:	Vice President

SCHEDULE I
The name and present principal occupation of each of the executive officers and directors of Macquarie Infrastructure Management (USA) Inc. are set forth below. Unless otherwise noted, each of these persons is an Australian citizen and has as his/her business address 125 West 55th Street, New York, New York, 10019, United States.

Position with Reporting
Name	Person	Principal Occupation
Peter Stokes	Director, President and Chief Executive Officer	Chief Executive Officer of the Issuer

Shemara Wikramanayake	Director	Investment Banker

Alan Stephen Peet	Director and Vice President	Investment Banker

John B. Mullin (US Citizen)	Secretary and Treasurer	Financial Officer